UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Aptinyx Inc.

(Name of Issuer)

Common Stock, $0.01

par value per share

(Title of Class of Securities)

03836N 103

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03836N 103	13D/A	Page 2 of 7

1	Names of Reporting Persons Bain Capital Life Sciences Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 5,042,297 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 5,042,297 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,042,297 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%
14	Type of Reporting Person PN

CUSIP No. 03836N 103	13D/A	Page 3 of 7

1	Names of Reporting Persons BCIP Life Sciences Associates, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock
	8	Shared Voting Power 516,128 shares of Common Stock
	9	Sole Dispositive Power 0 shares of Common Stock
	10	Shared Dispositive Power 516,128 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 516,128 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person PN

CUSIP No. 03836N 103	13D/A	Page 4 of 7

This Amendment No. 1 to Schedule 13D relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Aptinyx Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on July 3, 2018 (the “Initial Statement” and, as further amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and supplemented to add the following:

On January 14, 2020, the Reporting Persons purchased an aggregate of 3,333,333 shares of Common Stock in an underwritten public offering (the “January 2020 Public Offering”) at a price per share of $3.00. BC LS purchased 3,023,816 of such shares for cash consideration of $9,071,448.00 and BCIP LS purchased 309,517 of such shares for cash consideration of $928,551.00. Each of the Reporting Persons used its own working capital to acquire such shares.

CUSIP No. 03836N 103	13D/A	Page 5 of 7

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

January 2020 Lock-up Agreement

In connection with the January 2020 Public Offering, Dr. Koppel entered into a lock-up agreement (the “January 2020 Lock-up Agreement”) with the representative of the several underwriters. Pursuant to the Lock-up Agreement, Dr. Koppel agreed not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 90 days after the date of the final prospectus supplement relating to the January 2020 Public Offering without the prior consent of the representative, subject to certain exceptions.

The foregoing summary of the January 2020 Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the January 2020 Lock-up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a)-(c)

As of the date hereof, BC LS held 5,042,297 shares of Common Stock, representing approximately 11.1% of the outstanding shares of Common Stock, and BCIP LS held 516,128 shares of Common Stock, representing approximately 1.1% of the outstanding shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 5,558,425 shares of Common Stock, representing approximately 12.3% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on 45,371,631 shares of Common Stock outstanding, as reported by the Issuer in the final prospectus supplement relating to the January 2020 Public Offering filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on January 13, 2020 (after full exercise of the underwriters’ option to purchase additional shares).

(d)

Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

CUSIP No. 03836N 103	13D/A	Page 6 of 7

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit D	Form of January 2020 Lock-up Agreement (incorporated by reference to Exhibit 1.1 Current Report on Form 8-K, as filed with the SEC on January 13, 2020)

CUSIP No. 03836N 103	13D/A	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2020

Bain Capital Life Sciences Fund, L.P. By: Bain Capital Life Sciences Partners, LP, its general partner By: Bain Capital Life Sciences Investors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Managing Director

BCIP Life Sciences Associates, LP By: Boylston Coinvestors, LLC, its general partner

By:	/s/ Adam Koppel
Name:	Adam Koppel
Title:	Authorized Signatory